

April 20, 2011

Via Email
James Weber
Chief Financial Officer
Falconstor Software, Inc.
2 Huntington Quadrangle, Suite 2S01
Melville, NY 11747

>   Re: Falconstor Software, Inc.
>   Form 10-K for the Fiscal Year Ended December 31, 2010
>   Filed March 14, 2011
>   File No. 000-23970

Dear Mr. Weber:

       We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors

"We are currently undergoing investigations…," page 14

1.   We note your risk factor disclosure that your former CEO disclosed that certain improper payments allegedly were made in connection with the company's licensing of software to one customer. Please provide us more details regarding these improper payments to this customer. In this regard, please clarify the nature of these payments, the periods in which these payments occurred, how you accounted for these payments and whether these payments affected revenue recognition. Furthermore, considering your disclosure does not provide any of this information currently, tell us how you considered disclosing this information in your Form 10-K to provide a clear understanding of what these payments represented and how it affected your financial statements.

2.   We also note that you formed a Special Committee of the Board of Directors (Special
        Committee) that retained counsel to assist in an internal investigation related to these
        payments and that counsel retained presented its report to the Special Committee in
        November 2010. Please tell us the results of this report and how you considered
        disclosing the results in your Form 10-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 6. Income Taxes, page 68

3.   We note the tabular presentation of the deferred tax assets and deferred tax liabilities on
        page 70. Please tell us how your disclosures comply with ASC 740-10-50-2. In this
        regard, we note that your current disclosures appear to comingle deferred tax assets and
        liabilities.

Note 15. Valuation and Qualifying Accounts – Allowance for Returns and Doubtful Accounts,
page 81

4.   We note that your valuation and qualifying accounts presentation combines your
        allowance for returns and allowance for doubtful accounts. Please provide us with a
        separate analysis for each of these allowances for each year presented and tell us how you
        considered presenting these allowances separately in your disclosure.

Note 16. Quarterly Financial Data (Unaudited), page 81

5.   We note that in response to our prior comment 7 from our letter dated April 22, 2009,
        you indicated that you would revise your quarterly financial data table to present a
        measure of gross profit on a quarterly basis. However, we note that you did not provide
        this required information in your Forms 10-K for the years ended December 31, 2009 or
        2010. Please tell us how your current disclosure complies with Item 302(A)(1) of
        Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore